File Reference 82-34868

Fisher & Paykel
Appliances Holdings Limited

06019415

RECEIVED

13 December 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] from 5 December 2006 to 8 December 2006.

Accordingly a copy of these documents are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

M D Richardson
Chief Financial Officer

Enclosures:
NZX Notice of Issue of Securities 5 December 2006
ASX Appendix 3B 5 December 2006
NZX Officers Disclosure C Douglas 6 December 2006
NZX Officers Disclosure R L Cooper 8 December 2006

View Announcement

Announcement

Headline: Notice of Issue of Securities

Announcement text:

Fisher & Paykel Appliances Holdings Limited
Stock Exchange Release NZX 5 December 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 20,000

3. Principal Terms of the Securities : Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 20,000 Shares @ NZ$2.525

5. Date of Issue : 5 December 2006

6. Number and Class of All Securities Quoted, Including This Issue : 283,426,810 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 6,868,690 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

Comments

This announcement has no comments.

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Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Currently being worked on by Claire Misson*
  Sent - 5 Dec 2006 at 01:56:31 PM

Last 5 Released Announcement(s)

- Interim Report for the Six Month Period Ended 30/09/2006
  Released - 4 Dec 2006 at 09:27:32 AM
- Notice of Issue of Securities
  Released - 30 Nov 2006 at 02:26:27 PM
- Notice of Issue of Securities
  Released - 29 Nov 2006 at 02:27:32 PM
- Initial Officers Disclosure - R L Holbrook
  Released - 21 Nov 2006 at 02:55:11 PM
- Notice of Issue of Securities
  Released - 16 Nov 2006 at 11:38:14 AM

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 5 December 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	20,000
3.	Principal Terms of the Securities	:	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	20,000 Shares @ NZ$2.525
5.	Date of Issue	:	5 December 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	283,426,810 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	6,868,690

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 December 2006
(Company secretary)

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

View Announcement

Announcement

Headline
Disclosure of Officers Relevant Interests - C G Douglas

Announcement text
Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 6 December 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 6 July 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 5 December 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 110,000
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)
90,000

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Disclosure of Officers Relevant Interests - C G Douglas
  Status: *Waiting for review*
  Sent - 6 Dec 2006 at 02:29:09 PM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 5 Dec 2006 at 01:57:29 PM
- Interim Report for the Six Month Period Ended 30/09/2006
  Released - 4 Dec 2006 at 09:27:32 AM
- Notice of Issue of Securities
  Released - 30 Nov 2006 at 02:26:27 PM
- Notice of Issue of Securities
  Released - 29 Nov 2006 at 02:27:32 PM
- Initial Officers Disclosure - R L Holbrook
  Released - 21 Nov 2006 at 02:55:11 PM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 6 December 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 6 July 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 5 December 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) $2.525 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 1,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)
21,864

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 6 December 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 6 July 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 5 December 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares

14. Consideration8 (as required by regulation 10) $3.97 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 21,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)
1,864

Signature

C Douglas

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure C Douglas	PDF file	43	

Comments

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Craig George Douglas
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Sales & Marketing
5	Date of this disclosure notice	6 December 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Craig George Douglas
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	6 July 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	5 December 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Craig George Douglas
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Sales & Marketing
5	Date of this disclosure notice	6 December 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Craig George Douglas
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	6 July 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	5 December 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Craig George Douglas
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Sales & Marketing
5	Date of this disclosure notice	6 December 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Craig George Douglas
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	6 July 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	5 December 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

View Announcement

Announcement

Headline: Disclosure of Officers Relevant Interets - R L Cooper

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Roger Lonsdale Cooper
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Operations
5 Date of this disclosure notice 8 December 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Roger Lonsdale Cooper
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 13 November 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 5 December 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Sale of Shares
14. Consideration8 (as required by regulation 10) A$3.46 per share (approx. $3.97 per share)
15. Number of securities held prior, set out by class and type (as required by regulation 8) 105,025
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 6,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)
99,025

Signature

R Cooper

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Onging disclosure - R Cooper	PDF file	27	

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Disclosure of Officers Relevant Interets - R L Cooper
  Status: *Waiting for review*
  Sent - 8 Dec 2006 at 03:31:13 PM

Last 5 Released Announcement(s)

- Disclosure of Officers Relevant Interests - C G Douglas
  Released - 6 Dec 2006 at 02:31:02 PM
- Notice of Issue of Securities
  Released - 5 Dec 2006 at 01:57:29 PM
- Interim Report for the Six Month Period Ended 30/09/2006
  Released - 4 Dec 2006 at 09:27:32 AM
- Notice of Issue of Securities
  Released - 30 Nov 2006 at 02:26:27 PM
- Notice of Issue of Securities
  Released - 29 Nov 2006 at 02:27:32 PM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). √ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Roger Lonsdale Cooper
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Operations
5	Date of this disclosure notice	8 December 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Roger Lonsdale Cooper
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	13 November 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	5 December 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One